UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NuZee, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

67073S208

(CUSIP Number)

Masateru Higashida
1350 East Arapaho Road, Suite #230

Richardson, Texas 75081
(760) 295-2408

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Masateru Higashida
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 147,941 (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 147,941 (1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,941 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Reflects (i) 14,477 shares of the Issuer’s common stock, par value $0.00001 per share (the “Common Stock”) issuable upon the exercise of options exercisable as of or within 60 days under the 2013 Stock Incentive Plan, (ii) 133,059 shares of Common Stock held by Mr. Higashida, and (iii) 405 shares of Common Stock held by NuZee Co., Ltd. (an entity organized under the laws of Japan) (“NCL”), in each case, giving effect to the Issuer’s 1-for-35 reverse stock split that took effect on December 28, 2022 (the “Reverse Stock Split”). Mr. Higashida is the sole owner of NCL.

(2)	Based on 1,207,739 shares of Common Stock outstanding as of October 25, 2023, which includes the 425,000 shares issued in the Issuer’s recent offering, and gives effect to the Reverse Stock Split.

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed to amend the Schedule 13D filed by Masateru Higashida (“Mr. Higashida”) on September 25, 2020 (the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on December 15, 2022, and as further amended by Amendment No. 2 to the Schedule 13D filed with the SEC on September 25, 2023, and relates to shares of the Common Stock of NuZee, Inc., a Nevada Corporation (the “Issuer”).

This Amendment No. 3 is being filed with the SEC to update the percentage of shares beneficially owned by the Reporting Person as a result of dilution due to the Issuer’s recent offering of 425,000 shares of Common Stock. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D.

The Schedule 13D is hereby amended and supplemented as detailed below, and, except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

The Common Stock and percentage ownership reflected in this Amendment No. 3 reflect the Reverse Stock Split effected by the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety to read as follows:

(a)	See rows (11) and (13) of the cover page to this Schedule 13D/A for the aggregate number of shares and percentage of shares beneficially owned by the Reporting Person.

(b)	See rows (7) through (10) of the cover page to this Schedule 13D/A for the number of shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	See Schedule A, which is incorporated herein by reference, and describes the transactions by the Reporting Person in the Issuer’s Common Stock during the past sixty days.

(d)	To the best knowledge of Mr. Higashida, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Higashida.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2023

By:	/s/ Masateru Higashida
Name:	Masateru Higashida

Schedule A

TRADING DATA

The following table sets forth all transactions in the Common Stock of the Issuer effected by the Reporting Person in the past 60 days. Except as otherwise noted below, all such transactions were purchases or sales of Common Stock and the table excludes commissions paid in per share prices.

Reporting Person	Trade Date	Buy/Sell	No. of Shares/ Quantity		Unit Cost/ Proceeds
Masateru Higashida	10/13/2023	Sell	500	(1)	$5.16	(2)
Masateru Higashida	9/14/2023	Sell	800	(1)	$7.37	(3)
Masateru Higashida	9/13/2023	Sell	1,200	(1)	$7.33	(4)

(1)	Reflects the sale of shares of common stock by the Reporting Person pursuant to a Rule 10b5-1 Trading Plan adopted by the Reporting Person.
(2)	The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $5.15 to $5.30, inclusive.
(3)	The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $7.05 to $7.59, inclusive.
(4)	The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $7.25 to $7.70, inclusive.